

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
Mr. Michael D. Snyder
Chief Executive Officer and President
MDS Energy Public 2013 Program
409 Butler Road, Suite A
Kittanning, Pennsylvania 16201

> **Re: MDS Energy Public 2013 Program**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 5, 2013**
> **File No. 333-181993**

Dear Mr. Snyder:

We have reviewed your amendment and your letter dated April 5, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Proposed Activities, page 70

Acquisition of Leases, page 71

1. In response to prior comment 3 from our letter to you dated February 23, 2013, you refer to the definition of "cost" as set forth in the partnership agreement. Please revise your filing to include this additional information.

Financial Statements

MDS Energy Development, LLC and Subsidiaries, page F-10

Note 8 – Supplemental Gas Information (Unaudited), page F-19

2. Within your table of changes in estimated quantities of reserves, please present the change resulting from revisions of previous estimates separate from the change resulting from the assignment of partnership interests. Please also expand your disclosure to include the underlying reasons for these significant changes in reserve quantities to comply with FASB ASC 932-235-50-5.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 or Karl Hiller (Accounting Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim (Staff Attorney) at (202) 551-3878 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director